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                 [KAPLAN GOTTBETTER & LEVENSON, LLP LETTERHEAD]

                                                               April 3, 2002


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. Steven C. Duvall
Assistant Director
Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 0404
Washington, D.C. 20549-0404

         RE:     Return Assured Incorporated
                 Registration Statement on Form SB-2
                 Commission File No. 333-82648
                 ------------------------------------

Dear Mr. Duvall:

         Pursuant to Rule 477 of the Securities Act of 1933 (the "Act"), as amended, Return Assured Incorporated (the "Registrant") hereby requests the withdrawal of the Registration Statement on Form SB-2, registration statement number 333-82648, filed with the Securities and Exchange Commission (the "Commission") on February 13, 2002 and all exhibits thereto filed (the "SB-2 Registration Statement"). The Registrant has determined at this time not to proceed with the registration and sale of the securities covered by the Registration Statement due to market conditions. No securities have been sold pursuant to the SB-2 Registration Statement.

         The Company requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for the future use of the Company's account.

         If you have any questions regarding this application for withdrawal, please do not hesitate to contact, Cindy Fox (212.983.6900) of Kaplan Gottbetter & Levenson LLP.

                                                  Very truly yours,

                                                  /s/ Cindy M. Fox
                                                  ----------------
                                                      Cindy M. Fox


cc:      Chris Edwards
         Donald Cavern
         Anne McConnell